

OMV

News Release

July 10, 2003
For immediate release



www.omv.com

OMV: Offer for 25% plus one share of INA submitted

OMV, the leading oil and gas group in Central and Eastern Europe, confirms that it has submitted an offer today for 25% plus one share of the Croatian oil company INA to the Croatian Ministry of Economy.

<u>Notes to editors:</u>

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is one of Austria's largest listed industrial companies. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R&M) business, and has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office — Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page: http://www.omv.com

Cubitt Consulting
Noga Villalón, London, Investors — Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press — Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003